SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, DC  20549

                            SCHEDULE 13D

               Under the Securities Exchange Act of 1934

                           (Amendment No. 1)

                  KAUFMAN AND BROAD HOME CORPORATION
                  ----------------------------------
                           (Name of Issuer)

                             Common Stock
                             ------------
                    (Title of Class of Securities)

                               486168107
                               ---------
                            (CUSIP Number)


                            Randall W. Lewis
                          1156 N. Mountain Ave.
                       Upland, California  91785
                            (909) 985-0971
                      ---------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                          September 21, 2000
                        -------------------
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(e),13d-1(f) or 13d-1(g), check the following box: [    ]

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 486168107                               Schedule 13D

1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Randall W. Lewis

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP<*> (a)[X ]
                                                          (b)[  ]

3     SEC USE ONLY

4     SOURCE OF FUNDS
      PF

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
      REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                [  ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
      United States

      NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
      REPORTING PERSON WITH:

      7      SOLE VOTING POWER<*>
             900,869

      8      SHARED VOTING POWER*
             -0-

      9      SOLE DISPOSITIVE POWER*
             900,869

      10     SHARED DISPOSITIVE POWER*
             -0-

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON<*>
     900,869

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
     SHARES  [   ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11<*>
     2.0%

14   TYPE OF REPORTING PERSON
     IN


<*> SEE ITEM 5 OF TEXT BELOW

CUSIP NO. 486168107                              Schedule 13D


1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     LH Whitney, LLC

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP<*>   (a) [X ]
                                                           (b) [  ]

3    SEC USE ONLY

4    SOURCE OF FUNDS
     AF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
     REQUIRED PURSUANT TO ITEMS 2(d)OR 2(e)                    [  ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
     REPORTING PERSON WITH:

     7      SOLE VOTING POWER<*>
            765,945

     8      SHARED VOTING POWER<*>
            0

     9      SOLE DISPOSITIVE POWER<*>
            765,945

     10     SHARED DISPOSITIVE POWER<*>
            0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON <*>
     765,945

12   CHECK BOX IF THE AGGREGATE AMOUNT N ROW 11 EXCLUDES
     CERTAIN SHARES   [   ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11<*>
     1.7*

14   TYPE OF REPORTING PERSON
     CO


<*>  SEE ITEM 5 OF TEXT BELOW

CUSIP NO. 486168107                                Schedule 13D


1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Gitan Enterprises, Inc.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP<*>   (a) [X ]
                                                           (b) [  ]

3    SEC USE ONLY

4    SOURCE OF FUNDS
     PF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
     REQUIRED PURSUANT TO ITEMS 2(d)OR 2(e)                    [  ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     California

     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
     REPORTING PERSON WITH:

     7     SOLE VOTING POWER<*>
           24,613

     8     SHARED VOTING POWER<*>
           0

     9     SOLE DISPOSITIVE POWER<*>
           24,613

     10    SHARED DISPOSITIVE POWER<*>
           0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON<*>
     24,613

12   CHECK BOX IF THE AGGREGATE AMOUNT N ROW 11 EXCLUDES
     CERTAIN SHARES   [   ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11<*>
     0.06%

14   TYPE OF REPORTING PERSON
     CO


<*>  SEE ITEM 5 OF TEXT BELOW

CUSIP NO. 486168107                                Schedule 13D


1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     LHE Platte, LLC

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP<*>   (a) [X ]
                                                           (b) [  ]

3    SEC USE ONLY

4    SOURCE OF FUNDS
     PF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
     REQUIRED PURSUANT TO ITEMS 2(d)OR 2(e)                    [  ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

     NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
     REPORTING PERSON WITH:

     7     SOLE VOTING POWER<*>
           0

     8     SHARED VOTING POWER<*>
           0

     9     SOLE DISPOSITIVE POWER<*>
           0

    10     SHARED DISPOSITIVE POWER<*>
           0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON <*>
     0

12   CHECK BOX IF THE AGGREGATE AMOUNT N ROW 11 EXCLUDES
     CERTAIN SHARES   [   ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11<*>
     0

14   TYPE OF REPORTING PERSON
     CO


<*>  SEE ITEM 5 OF TEXT BELOW

CUSIP NO. 486168107                                Schedule 13D


     This Amendment No. 1 to Schedule 13D relates to the Common Stock issued by Kaufman and Broad Home Corporation (the "Company") and is being filed pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended. This Amendment No. 1 amends and supplements the following items:

ITEM 4.      PURPOSE OF TRANSACTION

        Item 4 is hereby supplemented by adding the following:

        On September 21, 2000, Whitney, Platte and certain other shareholders of the Company entered into a Stock Purchase Agreement with the Company (the "Stock Purchase Agreement") pursuant to which, among other things, (i) Whitney sold 1,134,055 shares of Common Stock of the Company to the Company for $7,371,357.50 in cash and a Promissory Note in the principal amount of $22,114,072.50, and (ii) Platte sold 400,000 shares of the Common Stock of the Company to the Company for $2,600,000 in cash and a Promissory Note in the principal amount of $7,800,000.

        The Stock Purchase Agreement also amended the Shareholder Agreement to provide that the agreement regarding voting of the Common Stock of the Company will terminate on the earliest to occur of (a) the aggregate beneficial ownership (as defined under Section 13(d) of the Securities Exchange Act of 1934, as amended) of Common Stock by the Shareholders who are parties to the Shareholder Agreement becomes less than 2,000,000 shares, (b) the Board of Directors of the Company does not nominate the Shareholders' designee for election at the 2000 annual meeting or a subsequent annual meeting at which directors of the designee's class are nominated for election, (c) the currently incumbent chief executive officer of the Company as of September 21, 2000 ceases to hold the office of chief executive officer, or (d) December 1, 2003.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

        Item 5 is hereby amended and restated in its entirety to read as follows:

        Mr. Lewis beneficially owns 900,869 shares, equal to approximately 2.0% of the outstanding shares of the Common Stock of the Company, of which 110,311 shares are held of record by Mr. Lewis (0.25%), 765,945 shares are held of record by Whitney (1.7%), and 24,613 shares are held of record by Gitan (0.06%). Except as set forth in the Shareholder Agreement, Mr. Lewis exercises sole voting power and sole dispositive power over all of the shares owned of record by Mr. Lewis, Whitney and Gitan. Except as otherwise described herein and under Item 4 hereof, none of Mr. Lewis, Whitney or Gitan has acquired or disposed of any of the Company's Common Stock during the past 60 days.

CUSIP NO. 486168107                                Schedule 13D

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         The first paragraph of Item 6 is hereby amended in its entirety to read as follows:

         See Item 4 for a description of the Purchase Agreement, the Shareholder Agreement and the Stock Purchase Agreement, which are incorporated herein by reference. Certain identified Shareholders (including Mr. Lewis, Whitney and Gitan) and the Company have entered into a Registration Rights Agreement, dated as of January 7, 1999 (the "Registration Rights Agreement"), pursuant to which the Shareholders are entitled to certain
"demand registration rights" with respect to their shares of the Company Common Stock. As amended by the Stock Purchase Agreement, the Registration Rights Agreement provides that the Company will not be obligated to file a registration statement relating to a demand registration request: (1) sooner than January 1, 2002 (except that the Company will be obligated to file a registration statement if the request for the registration statement is with respect to shares of the Company Common Stock held by or on behalf of the estate of a deceased Shareholder); (2) for an aggregate of more than 2,000,000 shares of Common Stock during the six-month period commencing January 1, 2002 (the "Demand Period"); (3) more than once in the Demand Period; or (4) if such registration request is for a number of securities which have an aggregate market value less than $10 million. The Registration Right Agreement also grants the Shareholders certain "piggyback registration rights" at any time prior to July 1, 2002, subject to certain exceptions.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         The following exhibit is attached to this Amendment No.1 to Schedule 13D:

Exhibit 1 Stock Purchase Agreement, dated September 21, 2000, by and among the Company and the other signatories listed on the signature page thereto.


CUSIP NO. 486168107                                Schedule 13D


                            SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: September 26, 2000          /S/ Randall W. Lewis
                                   -------------------------------
                                   Randall W. Lewis

                                   LH WHITNEY, LLC


                                   By: /s/ Randall W. Lewis
                                   -------------------------------
                                      Randall W. Lewis, its member


                                   GITAN ENTERPRISES, INC.


                                   By: /s/ Randall W. Lewis
                                   -------------------------------
                                        Randall W. Lewis,
                                        President